UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Boku International, Inc.

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        September 28, 2014

Physical address of issuer
987 West Ojai Ave., Ojai, CA 93023

Website of issuer
www.bokusuperfood.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,038,604.00	$1,210,627.00
Cash & Cash Equivalents	$41,431.00	$152,278.00
Accounts Receivable	$17,715.00	$23,364.00
Short-term Debt	$14,818.00	$0.00
Long-term Debt	$470,407.00	$246,126.00
Revenues/Sales	$1,070,531.00	$1,968,948.00
Cost of Goods Sold	$309,332.00	$793,365.00
Taxes Paid	-$7,397.00	$2,687.00
Net Income	-$581,572.00	-$96,689.00

April 26, 2019

FORM C-AR

Boku International, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Boku International, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.bokusuperfood.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2019

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Boku International, Inc. (the "Company") is a Delaware Corporation, formed on September 28, 2014.

The Company is located at 987 West Ojai Ave., Ojai, CA 93023.

The Company's website is www.bokusuperfood.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Boku International, Inc produces, and markets organic superfood products under the BOKU® brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, BOKU® is a Lifestyle! We embody three key elements that define and establish why BOKU® is so special and unique in the industry: 1. AUTHENTICITY: We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child. 2. QUALITY: BOKU® has forged direct relationships over 10 years, with best in class superfood farmers supplying the most pristine ingredients on earth. 3. CONSCIOUSNESS: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved product. and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new

6

products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Lynn Rolle and Reno R. Rolle who are Co- Founder, CEO and Director, 2007 to Present. and Co-Founder and Chairman since inception in 2007 to present. of the Company. The Company has or intends to enter into employment agreements with Lynn Rolle and Reno R. Rolle although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Lynn Rolle and Reno R. Rolle or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural. The sales prices to our customers are in many cases a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the blending of our powder formulation., Certain raw ingredients at times may be in limited supply and prices may vary based on outside factors, including weather conditions, farmers rotating, government regulations and legislation affecting agriculture, could affect quality, price and supply.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food powder products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of our products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. In recent periods, the prices of some materials have been priced above their respective averages and we have realized some negative effects from these prices in the form of increased cost of goods sold and resulting in lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and

pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer customers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of sales at a premium margin. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, customers may decrease their orders, which could have an adverse effect on our business and results of operations.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, fires, floods, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products, or make it difficult or impossible to obtain merchandise from our suppliers.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the superfood industry and to expand, depends to a great extent on our ability to develop or acquire new innovative products under our brand and to complement these products with related families of products under our brand. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Governmental Regulations- Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of Baku's Superfood product may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a certain product and therefore your investment in the Company may be affected.

Uncertain Risk- An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should on ly be considered by those who can afford the loss of their entire investment.

Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment . Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form CF. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Business Projections -There can be no assurance that the company will meet our projections.

There can be no assurance that the company will be able to find sufficient demand for our product, that people think it 's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business

Undercapitalization- We anticipate needing access to credit in order to support our working capita l requirements as we grow.

Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capita l, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adverse ly impact the value of your investment .

Transfer Rights- Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Key Personnel- To be successful, the Company requires capable people to run its day to day operations.
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company 's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right ta lent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Valuation -The valuation for the offering was established by the company. Unlike
listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion -Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Boku International, Inc produces, and markets organic superfood products under the BOKU® brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, BOKU® is a Lifestyle! We embody three key elements that define and establish why BOKU® is so special and unique in the industry: 1. AUTHENTICITY: We're not in the superfood industry because it 's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child. 2. QUALITY: BOKU® has forged direct relationships over 10years, with best in class superfood farmers supplying the most pristine ingredients on earth. 3. CONSCIOUSNESS: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

Business Plan

Boku has proven its value in the superfood space and shown the type of lonegevity that is the mark of a strong business. We believe we have made millions of impressions in our 10+ year history and we look forward to making millions more. With our award-winning, industry-leading formulas using the world's finest ingredients, we will continue to pioneer the intersection of nutritious meets delicious. With the future investments, we will be finishing our state-of-the-art factory in Ojai, CA. Here, we will be doing more than processing and shipping our superfoods. We will have the "Willy Wonka factory of superfoods", where we will host field trips to educate children about organic nutrition, organize other local events for the community, deploy e-bikes and electric car charging stations for visitors to experience the Boku factory.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Energy/Athletic	Powders	Direct-to-consumer
Greens	Powders	Direct-to-consumer
Protein	Powders	Direct-to-consumer
Seasonal	Powders	Direct-to-consumer

We consistently develop new formulations of our Boku superfood products. We plan to us part of the proceeds of this offering to introduce hemp enhanced superfoods and performance powders, as well as superfoods for pets.

We market and sell our products direct-to-consumers through our website, BokuSuperfood.com, and through our store on Amazon. We have an existing customer base which signs up for monthly subscriptions of our products, as well as returns on a regular basis to our website. We currently distribute our product primarily in North America and are looking into other potential markets.

Competition

The Company's primary competitors are Amazing Grass, Aloha, and Vega.

There is an untapped and growing market for organic superfood products, with more and more consumers realizing that what they put in their body has a direct effect on their well-being. Since the founding of Boku over 10years ago, there have been a number of other companies launching into the superfood space. We see this as validation of the market, and the competition as a positive thing as more and more consumers are discovering and learning about the importance of diet and good health. We believe that we have pioneered the movement in our category and will continue to lead the marketplace with new and innovative products. Competition in the superfood space includes Amazing Grass, Aloha, and Vega. • Organic food sales in the U.S. tota led around $43B in 2016, with almost 30% in the direct-to-consumer category. This is an increase of $3.3B (8.4%) over prior year, marking the first time the organic food market has broken through the $40- billion mark. Following Amazon 's recent acquisition of Whole Foods, this trend is expected to continue.* Source: Statista, Minte l, and Nutrition Business Journal • The $15.6-billion organic fruits and vegetables sector held onto its position as the largest of the organic food categories, accounting for a lmost 40 percent of all organic food sales while vegan superfood powders has grown 360% over the past decade.* Source: Statista, Minte l, and Nutrition Business Journal

Supply Chain and Customer Base

We have spent more than a decade sourcing the finest organic ingredients from the most pristine, mineral rich soils on earth. We shake the hands that farm the land - forging deep and trusting relationships directly with the producers of these precious, rare earth superfoods. Raw materials that are staples in our business are purchased worldwide from numerous suppliers. In general, these materials are available from multiple sources. We currently distribute our product in the USA and are looking into other potential markets.

We organically grew to our initial 15,000 customers through word-of-mouth and industry recognition, informing and educating a broad range of consumers through biogs, social media, and passionate brand ambassadors. Finally in 2015, we launched on a national television network garnering millions of brand impressions over nearly 200 hours of Jive broadcast, leading to an additional 55,000 active customers purchasing and using B6KU® Superfood products.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4132958	BOKU for "Beauty beverages, namely, fruit juices and energy drinks containing nutritional supplements; Concentrates and powders used in the preparation of energy drinks and fruit-flavored beverages; Fruit-based beverages; Non-alcoholic fruit juice beverages; Smoothies; Vegetable juices."		November 7, 2018		USA
3832399	BOKU for IC 005: dietary and nutritional supplements; food supplements, dietary and nutritionally fortified food products adapted for medical use. IC 029: nutritional oils for food purposes;	Name & Design		August 10, 2019	USA

	protein based, nutrient-dense snack bars. IC 035: online retail store services featuring dietary and nutritional supplements, nutritional foods, water bottles, shopping bags, and reference books in the field of health and nutrition.				

4550771	IC 004: Candles; Perfumed candles; Scented candles.	Immune candle		June 17, 2020	USA
88006840		Catering Services		January 30, 2019	USA
TMA770,547	WARES/MARCHANDISES: (1) All natural insect repellents. (2) Dietary and nutritional food and beverage supplements, namely protein based and nutrient-dense snack bars, nutritionally fortified oils for food supplements and nutritional based drink mixes promoting health. SERVICES: (1) Online retail store services featuring soaps, candles, insect repellents, clothing and headwear. (2) Online retail store services featuring	Boku Mark	September 17, 2008	June 23, 2010	CANADA

	dietary and nutritional supplements, nutritional foods and beverages, water bottles, shopping bags, and reference books in the field of health and nutrition.				
2011/06572	Class 30	Boku Mark	March 18, 2011	March 18, 2011	SOUTH AFRICA
00724944		Boku EU	November 13, 2009	November 13, 2009	EU

Copyright Registrations

Registration #	Title	Description	Registration Date
ISBN: 9781790504633	Priceless Health Secrets	Book: Priceless Health Secrets, Natural Cures We Want You to Know About	January 2, 2018
ISBN: 978-0-692-62707-5	Boku Super Food Receipe Book	Sensational Smoothies, Delicious Dinners & Guilt-Free sweets for a brand new you!	January 3, 2019

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Manufacturing	State of California, Department of Public Health	Food Process	April 11, 2019	April 11, 2019
Organic	State of California, Department of Public Health	Organic Food	April 11, 2019	April 11, 2019

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 987 West Ojai Ave., Ojai, CA 93023

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Reno R. Rolle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chairman since inception in 2007 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Reno has been working full time as Boku International's Co-Founder and Chairman since inception in 2007 to present. Reno helped to provide the catalyst for Reno's Co-founding of Boku International.

Name

Lynn Rolle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co- Founder, CEO and Director, 2007 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, CEO and Director-2007 to Present. She is a veteran executive for well over 30 years. As the Co-founder and CEO of B6KU® International, she's finally found a career she loves dearly and believes in wholeheartedly.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in Ojai California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,912,620
Voting Rights	The holders of shares of the Company 's common stock, $0.000001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Common Stock
Amount outstanding	209,680
Voting Rights	The holders of shares of the Company 's common stock, $0.000001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Promethean Equity LLC
Amount outstanding	$307,000.00
Interest rate and payment schedule	The note bears interest of 10% per year, accured monthly in arrears with the balance due at maturity on September 17, 2019.
Amortization schedule	Balance due at maturiry on Septmeber 17, 2019.
Describe any collateral or security	First security interest in assets of Company as well as security interest in certain real estate owned by Lynn & Reno Rolle
Maturity date	September 17, 2019
Other material terms	

Type of debt	Notes
Name of creditor	Lynn Rolle
Amount outstanding	$121,639.00
Interest rate and payment schedule	The note bears cash interest of 8% per year, accured monthly, with the balance due and payable on December 31, 2019.
Amortization schedule	The balance is due and payable on December 31, 2019.
Describe any collateral or security	
Maturity date	December 31, 2019
Other material terms	

The total amount of outstanding debt of the company is $428,639.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	209,680	104,840	R&D & Production: Test new product lines and ramp up production Marketing spend: Social media marketing, influencer marketing and marketing on Amazon Working capital: General business expenses such as rent and operations	11-08-2018	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Lynn Rolle and Reno Rolle.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Lynn Rolle	33.0%
Reno Rolle	33.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,333,755.00	-$41,081.00	$0.00

Operations

The company has been in operation for over 13 years, and has seen consistent product sales through word-of-mouth for most of these years. In 2015 the company made a push into the television shopping channel with Evine and saw immediate consumer interest and growth of sales. The company terminated the Evine relationship in 2017 due to a challenging cost structure and made the decision to return to the direct-to consumer model. This has resulted in a return to a base annual revenue in 2018 projected at just under $1 million, with the annual COG's and operating expenses projected at approximately $1.2 million. The company is now positioned to launch a major consumer digital marketing program through social marketing, influencer marketing, as well as a push into Amazon. This initiative should generate continued growth and marketing of the brand, but will generate net income losses over the next couple of years as a result.

The company plans to use the proceeds from this offering to execute its business and marketing plan. The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Assuming the company is successful in this offering at the minimum level, this will result in adequate capital through the end of 2018 and we will seek to continue raising capital under crowdfi.mding offerings, equity, or debt issuances. In the event that the company is successful in this offering at the maximum level, we believe that we will have enough capital to operate and grow the business to profitability and beyond. The proceeds from crowdfunding offering will be used right away to invest in marketing to grow our sales and gain more market shares in our industry. Ifwe meet our maximum target, the proceeds can allow us to operate for a couple of years as our gross revenues have been above 1 million for the past 2 years. We've also made major business investments in assets in 2017 and 2018 that will start generating return on investment in the upcoming years. We've simultaneously reduced our cost of goods sold and expenses from 2016 to 2017.Therefore, the proceeds from the offerings will be used strategically to increase our sales and inventories to meet the expected increased in demand. Other sources of funding we've relied on in the past are accounts payable to vendors, due to shareholder, credit cards and business line of credit. However, the business line of credit was paid off in 2017, leading to a decrease in interest.

Liquidity and Capital Resources

On 11-08-2018 the Company conducted an offering pursuant to Regulation CF and raised $104,840 in 2018.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Lynn Rolle
Relationship to the Company	Co- Founder, CEO and Director
Total amount of money involved	$121,639.00
Benefits or compensation received by related person	Interest
Benefits or compensation received by Company	Cash flow benefit
Description of the transaction	The company has an outstanding note to one of its existing shareho lders, Lynn Rolle, for $121,639. The note bears cash interest of 8% per year, accrued monthly, with the balance due and payable on December 31, 2019.
Related Person/Entity	Reno Rollé
Relationship to the Company	Co-founder and Director
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	Interest on note
Benefits or compensation received by Company	Operating capital
Description of the transaction	Unsecured operating loan

Rent

Related Person/Entity	Reno Rolle entity
Relationship to the Company	Director
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	Warehouse space
Benefits or compensation received by Company	Rental payments
Description of the transaction	TurDle Time, LLC, a company controlled by Reno Rolle, leases space from Boku

Other Transactions

Related Person/Entity	Reno Rolle
Relationship to the Company	Co-founder and Director
Total amount of money involved	$1,000,000.00
Benefits or compensation received by related person	Cash or stock
Benefits or compensation received by Company	Day-to-day management, sales, promotion, and development services.
Description of the transaction	There is salary being deferred by Reno Rolle, which will be negotiated in calendar 2019. It is anticipated that the company will not have the cash available and a compromise will be put in place

Current Interest in Property

Related Person/Entity	Reno and Lynn Rolle
Relationship to the Company	Founders, Directors, and CEO
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Reno and Lynn Rolle personally have an option to purchase the real estate currently being leased by Boku from a third-party

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lynn Rolle
(Signature)

Lynn Rolle
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Lynn Rolle
(Signature)

Lynn Rolle
(Name)

Co- Founder, CEO and Director
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

BOKU INTERNATIONAL, INC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017 Restated

BOKU INTERNATIONAL, INC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Boku International, Inc
Ojai, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Boku International, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017 restated, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017 restated, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/25/2019
Marko Glisic, CPA

BOKU INTERNATIONAL, INC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
ASSETS		
Current Assets		
Cash and Cash Equivalents	41,431	152,278
Accounts Receivable	15,030	23,364
Other Current Assets-Net	65,369	63,050
Loan Receivable-Shareholders	223,847	199,000
Inventory	242,290	314,671
Total Current Assets	587,967	752,363
Fixed Assets-Net	450,637	458,265
Other Assets	-	-
TOTAL ASSETS	**$ 1,038,604**	**$ 1,210,627**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	108,520	178,070
Credit Cards	75,282	41,341
Customer Deposits	-	-
Due to AJ Ferro Trust	70,000	70,000
Amex L.O.C	-	-
Accrued Liabilities	130,530	10,660
Other Current Liabilities	8,305	-
Short Term Loans	361,732	-
Total Current Liabilities	754,368	300,070
Long-Term Liabilities		
Montecito Term Loan	-	-
Auto Loan Payable	43,465	54,487
Reno Sr Liability	10,028	121,639
Total-Long Term Liabilities	53,493	176,126
Total Liabilities	807,862	476,197
Equity		

Common Stock, par value $0.000001 20,000,000 shares authorized, 10,012,620 and 10,702,940 issued and outstanding as of December 31, 2018 and 2017.	11	11
Additional Paid in Capital	1,160,579	1,082,706
Subscription Receivable	-	(11)
Retained Earnings	(348,276)	(251,586)
Net Income	(581,572)	(96,690)
Total Equity	230,742	734,430
TOTAL LIABILITIES & EQUITY	$ **1,038,604**	$ **1,210,627**

BOKU INTERNATIONAL, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
Revenue	$ 1,036,428	$ 1,673,973
Cost of Goods Sold	286,693	587,230
Gross Margin	749,735	1,086,743
Expenses		
Research and Development	-	24,749
Selling Expense	39,193	101,237
Marketing Expenses	224,981	232,753
General and Administrative Expenses	1,063,735	974,545
Total Expense	1,327,908	1,333,284
Depreciation Expense	64,889	66,214
Operating Income	(643,062)	(312,755)
Other Income	130,605	248,276
Other Expense	(17,278)	(15,522)
Interest Expense	(59,234)	(14,002)
Pretax Income	(588,969)	(94,003)
Income Tax Expense	(7,397)	(2,687)
Net income	**$ (581,572)**	**$ (96,690)**

BOKU INTERNATIONAL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2017	10,702,940	$ 11	$ (11)	$ 1,082,706	$ (348,276)	$ 734,430
Contribution	209,680	-	-	77,873	-	77,874
Distribution	-	-	-			-
Net income (loss)	-	-	-	-	(581,572)	(581,572)
Balance at December 31, 2018	**10,912,620**	**$ 11**	**$ (11)**	**$ 1,160,579**	**$ (929,848)**	**$ 230,732**

BOKU INTERNATIONAL, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017 RESTATED
(unaudited)

	December 31, 2018	December 31, 2017 Restated
Cash flows from operating activities		
Net income	$ (581,573)	$ (96,690)
Depreciation Expense	64,889	66,214
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	8,334	62,283
Other Current Assets-Net	(2,319)	2,437
Loan Receivable-Shareholders	(24,847)	(99,500)
Inventory	72,381	138,890
Other Assets	-	-
Account Payable	(69,551)	34,159
Credit Cards	33,941	4,326
Customer Deposit	-	(250)
Due to AJ Ferro Trust	-	-
Amex L.O.C	-	(107,079)
Accrued Liabilities	119,870	(59,113)
Other Current Liabilities	8,305	36,182
Net Cash Provided By Operating Activities:	**(370,568)**	**(18,141)**
Cash flows provided by Investing activities		
Fixed Assets	(57,251)	(387,362)
Net Cash Used in Investing Activities	**(57,251)**	**(387,362)**
Cash flows from Financing activities		

Short Term Loans	361,732	(13,180)
Auto Loan Payable	(11,022)	(10,125)
Reno Sr Liability	(111,611)	37,783
Contribution	77,873	456,206
Net Cash Received from Financing Activities	**316,973**	**470,685**
Net (decrease) increase in cash and cash equivalents	(110,847)	65,181
Cash and cash equivalents at beginning of period	152,278	87,096
Cash and cash equivalents at end of period	$ **41,431**	$ **152,278**
Non Cash Investing and Financing Activities:		
Subscription Receivable	$ -	$ 11

NOTE 1 – NATURE OF OPERATIONS

Boku International, Inc was formed on September 29, 2014 ("Inception") in the State of CA. The financial statements of Boku lnternational, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ojai, California.

Boku International, Inc produces, and markets organic superfood products under the Boku brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, Boku is a Lifestyle! We embody three key elements that define and establish why Boku is so special and unique in the industry:
(1) Authenticity: We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child.
(2) Quality: Boku has forged direct relationships over 12 years, with best in class superfood.
farmers supplying the most pristine ingredients on earth.
(3) Consciousness: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – RESTATEMENT OF 2017 FINANCIAL RESULTS
The company has restated its previously reported financial statements as at and for the year ended December 31, 2017 and related disclosures. The restatement of the company's financial statements followed an independent review of the year 2018 financial statements. The total cumulative impact of the restatement through December 31, 2017 is to decrease shareholders' equity by $36,670. The $36,670 total cumulative impact on shareholders' equity as at December 31, 2017 comprises a decrease in retained earnings in the amount of $36,670, resulting from in an increase in net loss in 2017 by the amount of $36,670.

The corrections to the 2017 financial statements relate to:
1. Inventory total balance was corrected to the actual on hand balance, which resulted in a decrease in inventory and increase in cost of goods sold.
2. Certain account was re-classified as a liability account for better classification
3. Certain fixed assets were written off due to impairment.
4. Rent deposit not previously reported was correctly reported in other current assets
5. Income tax liability from 2015 restated to retained earnings account when the liability from 2015 was zeroed.

The following table summarizes the changes made to the December 31, 2017 balance sheet.

	As Reported	Adjustment	As Restated
Inventory	$ 341,103	$ (26,432)	$ 314,671

Other Current Assets	$ 2,400	$ 60,650	$ 63,050
Other Assets	$ 72,866	$ (72,866)	$ -
Fixed Assets-Net	$ 463,420	$ (5,155)	$ 458,265
Total Assets	$ 1,254,431	$ (43,804)	$ 1,210,627
Account Payable	$ 172,929	$ 5,141	$ 178,070
Accrued Liabilities	$ 59,072	$ (48,412)	$ 10,660
Total liabilities	$ 519,467	$ (43,271)	$ 476,197

The following table summarizes the changes made to the December 31, 2017 statement of operations.

	As Reported	**Adjustment**	**As Restated**
Cost of Goods Sold	$ 559,350	$ 27,880	$ 587,230
General & Administrative Expenses	$ 1,331,659	$ 1,625	$ 1,333,284
Interest Expense	$ 13,799	$ 203	$ 14,002
Other Income	$ 255,238	$ (6,962)	$ 248,276
Net Income	$ (59,975)	$ (36,670)	$ (96,690)

The following table summarizes the changes made to the December 31, 2017 statement of cash flows.

	As Reported	**Adjustment**	**As Restated**
Operating activities	$ (12,985)	$ (5,156)	$ (18,141)
Investing activities	$ (392,517)	$ 5,155	$ (387,362)
Financing activities	$ 470,684	$ 1	$ 470,685

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability

and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivables
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the company had receivables of $15,030 and $23,364, respectively and no allowances against such.

Inventory
Inventories consist primarily of raw materials, inventory packaging and finished goods that includes hardgoods, bath and body, snacks, miscellaneous retail and kits. Inventories are recorded at the lower of cost or market, using first-in, and first out method (FIFO). As of December 31, 2018, and December 31, 2017, the company had inventory in the amount of $242,290 and $314,671 respectively.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2018, and 2017 the company has property and equipment in the amounts of $687,325 and $645,192.55 respectively with accumulated depreciation the amounts of $236,687.74 and 186,927.96 respectively.

Category	Useful Lives
Sprinter Van	5 years
Equipment	5 years

Warehouse Fixtures	5 years
Computers	3 years
Furniture and Fixtures	5 years
Security System	3 years
Software	3 years
Leasehold Improvements	10 years

Revenue Recognition

The Company will recognize revenues from the marketing and selling of our products direct-to-consumers through our website, BokuSuperfood.com, and through our store on Amazon. We have an existing customer base which signs up for monthly subscriptions of our products, as well as returns on a regular basis to our website. We currently distribute our product primarily in North America and are looking into other potential markets. Revenues will be recognized when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 4 – DEBT

Auto Loan

On June 30, 2016 the company signed a loan agreement with Mercedes-Benz LLC for a commercial van. The auto loan carried a yearly interest rate of 3.94%. The loan matures after 71 months of monthly payments in the amount of $1085.06. As of December 31, 2018, and 2017, the loan had a balance of $43,063.15 and

$54,487.15 respectively.

Turtle Time LLC Loan
On January 1, 2018 the company received a short-term loan from Turtle Time, LLC in the amount of $10,000. The carried 0 interest and was to mature in one year. The loan was paid off through an operating lease agreement between the company and Turdle Time, LLC (tenant), where tenant will rent office and storage space within the company's facility for $10,000 each year.

AJ Ferro Trust Loan
On January 1, 2018, the company entered a promissory note agreement in the amount of $100,000. The loan carries an interest of 10% and matures on July 1, 2020. As of December 31, 2018, the outstanding balance of the loan is $70,000.

Paypal Working Capital Loans
On March 26, 2018, the company received PayPal working capital loan in the amount of $47,000. The loan has a fee of $8,602, bringing the total repayment amount to $55,602. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal. and the company is required to make a minimum payment of $2,780 every 90 days.

On April 18, 2018, the company received PayPal working capital loan in the amount of $30,000. The loan has a fee of $1,733 bringing the total repayment amount to $31,733. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal. The company is required to make a minimum payment of $3,173 every 90 days.
As of December 31, 2018, the PayPal working capital loans outstanding balance is $4,818.

Promethean Equity Loan
As of September 10, 2018, the company signed a promissory note for $307,835 with Promethean Equity LLC. The note bears interest of 10% per year, accrued monthly in arrears, with the balance due at maturity on September 17, 2019. As of December 31, 2018, the loan has a balance including accrued interest in the amount of $338,619.

Shareholder Loans
As of December 31, 2018, the company has a loan from one of the shareholders, Reno Rolle, in the amount of $10,028.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

On May 1, 2017, the company entered a lease agreement with Ovis Land, LLC to rent an office space that ends of April 30, 2027. The company made a security deposit of $60,000 and rent from June 2017 through December 2017 ranged from $5,000-15,000. Rent from January, 2018 through June 2018 ranged $15,000 to $15,375, and rent from July 2018 through December 2018 ranged from $15,375 to $15,759.28.

The minimum lease payments remaining under the lease as of December 31, 2018 and December 31, 2017 are $137,775.7 and $165,650.7

On November 30, 2017, the company entered a lease agreement with Power Machinery Center for a Big Joe Straddle truck in the total amount of $11,700. The down payment on the lease was in the amount of $650 and then 36 payments of $366.79 is due on the first day of each month starting 01/01/2018. The minimum lease payment remaining as of December 31, 2018 is $7,298.52

On January 1, 2018 the company entered an operating lease with Turtle Time, LLC in the amount of $10,000 for an office space on the company's premises to pay off $10,000 short term loan owed to the tenant.

As of December 31, 2018, and December 31, 2017 rent expense was $247,134.20 and $114,924.59 respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.000001. As of December 31, 2018, the company has currently issued 10,012,620 shares of our common stock.

NOTE 7 – RELATED PARTY TRANSACTIONS

Loans Receivables

One of the company's existing shareholders' Reno Rolle, received several installments loans from the company for a total amount of $199,000. The loan matures in 1 year and has an interest of $2,000.
as of December 31, 2018, the loan has an outstanding balance of $102,208.

Lynn Rolle, the company CEO, also received a loan in the amount of $121,639 from the company. The note bears cash interest of 8% per year, accrued monthly, with the balance due and payable on December 31, 2019.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 25, 2019, the issuance date of these financial statements.

On January 1, 2019 the company entered a lease agreement with De Lage Landen Financial Services, Inc for a sharp color copier. The company is required to make 60 monthly lease payments in the amount of $209.85

There have been no other events or transactions during this time which would have a material effect on these financial statements.